ENOCHIAN BIOSCIENCES INC.
2080 Century Park East, Suite 906
Los Angeles, CA 90067

July 16, 2020

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Ada Sarmento

Re: ENOCHIAN BIOSCIENCES INC.

      Request for Acceleration of Registration Statement on Form S-3

      File No. 333-239837

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Enochian Biosciences Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-239837), filed with the U.S. Securities and Exchange Commission on July 16, 2019, to 4:00 P.M. ET on July 20, 2019 or as soon thereafter as practicable.

Please direct any questions or comments regarding this filing to Clayton Parker, Esq. at (305) 794-6293 of K&L Gates LLP, legal counsel to the Company.

Sincerely,

/s/ Luisa Puche
Luisa Puche Chief Financial Officer